15048492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown, Gibbons, Lang & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 E. 9th Street, Suite 2500
(No. and Street)

Cleveland	OHIO	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Gibbons — 216-241-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney & Novotny LLC
(Name – *if individual, state last, first, middle name*)

1111 Superior Ave. Suite 700	Cleveland	OHIO	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Gibbons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Gibbons, Lang & Company Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDY FERRARA
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 4/21/18

Notary Public

Signature

President

Title

Lynn A. Basconi
Vice President of Finance

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

DECEMBER 31, 2014

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

CONTENTS

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

We have audited the accompanying financial statements of Brown, Gibbons, Lang & Company Securities, Inc., which comprise the financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Brown, Gibbons, Lang & Company Securities, Inc.'s management is responsible for these financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brown, Gibbons, Lang & Company Securities, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, and III, required by rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Brown, Gibbons, Lang & Company Securities, Inc.'s financial statements. Schedules I, II, and III are the responsibility of Brown, Gibbons, Lang & Company Securities, Inc.'s management. Our audit procedures included determining whether Schedules I, II, and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on Schedules I, II, and III, we evaluated whether Schedules I, II, and III, including their form and content, are presented in conformity with Rule 17a-5 of the Securities Act of 1934. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Maloney + Novotny LLC

Cleveland, Ohio
February 25, 2015

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$700,024	$ -	$700,024
Total assets	$700,024	$ -	$700,024

LIABILITIES AND STOCKHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable	$ 800	$ -	$ 800
Accrued expenses	16,500	-	16,500
Total liabilities	$ 17,300	$ -	17,300
STOCKHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 1,500 shares			
Issued and outstanding – 425 shares			10,000
Additional paid-in-capital			23,248
Retained earnings			649,476
Total stockholders' equity			682,724
Total liabilities and stockholders' equity			$700,024

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2014

REVENUE		
Fee income	$11,237,990	
Interest income and other	998	
		$11,238,988
EXPENSES		
Management fees	10,958,638	
Finders' fees	178,212	
Dues	41,293	
Commercial activity tax	19,057	
Professional service fees	15,470	
Education and training	8,327	
Third party computer services	5,650	
Memberships and licenses	5,205	
Insurance	2,442	
Miscellaneous expenses	976	
Total expenses		11,235,270
NET INCOME BEFORE INCOME TAXES		3,718
INCOME TAXES		103
NET INCOME		$ 3,615

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2014

	Common Shares	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total Stockholders' Equity
BALANCE – BEGINNING	425	$ 10,000	$ 23,248	$645,861	$679,109
ADDITION					
Net income	-	-	-	3,615	3,615
BALANCE – ENDING	425	$ 10,000	$ 23,248	$649,476	$682,724

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,615
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	5,000
Increase in accounts payable and accrued expenses	748
Net cash provided by operating activities	9,363
INCREASE IN CASH AND CASH EQUIVALENTS	9,363
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	690,661
CASH AND CASH EQUIVALENTS AT END OF YEAR	$700,024
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Local income taxes	$ 103

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – Brown, Gibbons, Lang & Company Securities, Inc. (the "Company") was incorporated on July 29, 1991 under the name of BG Securities, Inc. The name was later changed to Brown, Gibbons, Lang & Company Securities, Inc. The Company conducts an investment banking business and acts as agent in securities transactions with qualified institutional investors. The Company is a registered broker dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Ohio Division of Securities and the Illinois Securities Department.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents – The Company considers money market funds to be cash equivalents. The Company places its temporary cash investments with two financial institutions, which, at times, may exceed federally insured limits.

D. Accounts Receivable – The Company extends unsecured credit to customers under normal trade agreements which generally require payment within 30 days. The Company has not provided an allowance for doubtful accounts. The Company uses the direct write-off method to record bad debts. Based upon management's review of delinquent accounts and an assessment of the Company's historical evidence of collections, this method does not differ significantly from the allowance method. There were no bad debts for the year ended December 31, 2014.

E. Fee Income – Fee income is contingent upon the realization of predetermined contractual results; consequently, fees are recognized when the earning process is complete.

F. Income Taxes – Effective April 1, 1996, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is responsible for local income taxes.

The Company does not have any significant unrecognized tax benefits as of December 31, 2014. The Company's income tax returns remain subject to examination by the Internal Revenue Service, as well as applicable state and local taxing authorities, generally for three years.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company incurred management fees of $10,958,638 in 2014 from Brown, Gibbons, Lang & Company LLC, an affiliate related through common ownership.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $679,142, which was $674,142 in excess of its required net capital of $5,000. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .03 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts and does not hold funds or securities for customers. The Company operates under Section (k)(2)(A) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. REPORT DISCLOSURE

Part IIA of the Brown, Gibbons, Lang & Company Securities, Inc. Focus Report (Form X 17A-5), dated December 31, 2014, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Cleveland, Ohio, and at the Chicago, Illinois, regional office of the Commission.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$682,724
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	682,724
Haircuts on securities	
Trading and investment securities	3,582
NET CAPITAL	$679,142
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 17,300
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,153
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$674,142
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.03 to 1

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2014)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$679,142
Adjustments	-
Net capital per audited computation above	$679,142

The accompanying notes are an integral part of these financail statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

SCHEDULE II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information Relating to Possession or Control Requirements Under rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3, under Section (k)(2)(ii) of the rule.

The accompanying notes are an integral part of these financial statements.

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

Independent Accountants Agreed Upon Procedures
Report on Schedule of Assessments and Payments (SIPC-7)

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Brown, Gibbons, Lang & Company Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brown, Gibbons, Lang & Company Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Brown, Gibbons, Lang & Company Securities, Inc.'s management is responsible for Brown, Gibbons, Lang & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014. During the performance of our procedures, we identified an instance where revenues reported in the SIPC-7 were reduced by expenses. Based upon our finding, the Company filed an amended FOCUS for the applicable quarter and an amended SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [summary of quarterly Focus Reports] supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria

NEXIA INTERNATIONAL

Maloney+Novotny LLC

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 | F 216.[illegible]0500 | W [illegible].com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
February 25, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation - AMENDED

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2470*********************MIXED AADC 220
044816 FINRA DEC
BROWN GIBBONS LANG & CO SEC INC
1375 E 9TH ST STE 2500
CLEVELAND OH 44114-1743

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 28,096.94
   B. Less payment made with SIPC-6 filed (exclude interest) (9,211.37)
   Date Paid
   C. Less ~~prior overpayment applied~~ payment with original SIPC-7 (filed 2/12/15) - attached (18550.57)
   D. Assessment balance due or (overpayment) 335.00
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 335.00
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 335.00
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Gibbons Lang + Co Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 2015.

Vice President of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$11,238,777
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$11,238,777
2e. General Assessment @ .0025	$28,096.94 (to page 1, line 2.A.)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2470********************MIXED AADC 220
044816 FINRA DEC
BROWN GIBBONS LANG & CO SEC INC
1375 E 9TH ST STE 2500
CLEVELAND OH 44114-1743

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 27,651.94

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,211.37)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 18550.57

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 18550.57

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18550.57

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Gibbons Lang + Co. Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of February, 20 15.

Vice President of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,060,777

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________________________________ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 11,060,777

2e. General Assessment @ .0025 $ 27,651.94

(to page 1, line 2.A.)

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Brown, Gibbons, Lang & Company Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brown, Gibbons, Lang & Company Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Brown, Gibbons, Lang & Company Securities, Inc. stated that Brown, Gibbons, Lang & Company Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brown, Gibbons, Lang & Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brown, Gibbons, Lang & Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maloney + Novotny LLC

Cleveland, Ohio
February 25, 2015

Brown Gibbons Lang & Company Securities, Inc. Exemption Report

Brown Gibbons Lang & Company Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Brown Gibbons Lang & Company Securities, Inc.

I, Michael E. Gibbons, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 25, 2015